UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

SINA CORPORATION

(Name of Issuer)

Ordinary Shares, par value $0.133

(Title of Class of Securities)

G81477104

(CUSIP Number)

Charles Chao
New Wave MMXV Limited
7/F SINA Plaza
No. 8 Courtyard 10 West
Xibeiwang East Road
Haidian District, Beijing, 100193

People’s Republic of China
Telephone: +86 10 5898 3007

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004, People’s Republic of China +86 10 6535-5500

September 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G81477104	Page	2	of	8	Pages

1	NAME OF REPORTING PERSONS Charles Chao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,850,075 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,850,075 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,850,075 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	G81477104	Page	3	of	8	Pages

1	NAME OF REPORTING PERSONS New Wave MMXV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,944,386 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,944,386 ordinary shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,944,386 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	G81477104	Page	4	of	8	Pages

Item 1. Security and Issuer.

This Statement on Schedule 13D/A (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D filed jointly by Mr. Charles Chao and New Wave MMXV Limited (“New Wave,” and together with Mr. Chao, the “Reporting Persons”) with the U.S. Securities and Exchange Commission on November 16, 2015 (as subsequently amended by an Amendment No. 1 filed on June 16, 2017, an Amendment No. 2 filed on November 15, 2017 and an Amendment No. 3 filed on July 10, 2020, the “Original Schedule 13D”) with respect to the ordinary shares, par value $0.133 per share (the “Ordinary Shares”) of Sina Corporation, a company organized under the laws of the Cayman Islands (the “Company”). The principal executive offices of the Company are located at SINA Plaza, No. 8 Courtyard 10 West, Xibeiwang E. Road, Haidian District, Beijing 100193, People’s Republic of China. Except as specifically amended by this Amendment No. 4, the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by the following:

Pursuant to an agreement and plan of merger, dated as of September 28, 2020, by and between New Wave Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), New Wave Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”) and the Company (the “Merger Agreement”), Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference into this Item 3. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit B and which is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$43.30 in cash per Ordinary Share, approximately US$2.22 billion will be required for purchasing approximately 50,968,653 outstanding Ordinary Shares not owned by the Reporting Persons, paying for outstanding options and restricted share units to purchase Ordinary Shares and paying for transaction costs in connection with the Merger.

The Merger and the transactions contemplated by the Merger Agreement will be financed by a combination of debt and equity capital arranged by the Reporting Persons. Pursuant to a debt commitment letter, dated September 27, 2020, delivered by China Minsheng Banking Corp., Ltd. Shanghai Branch (“CMBC Shanghai”) to New Wave (the “CMBC Shanghai Debt Commitment Letter”), CMBC Shanghai will provide a term loan facility in an amount up to US$1,248,000,000 to New Wave. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the CMBC Shanghai Debt Commitment Letter, a copy of which is filed as Exhibit C and which is incorporated herein by reference in its entirety. In addition, pursuant to a debt commitment letter, dated September 28, 2020, delivered by China Minsheng Banking Corp., Ltd. Hong Kong Branch (“CMBC Hong Kong”) to New Wave (the “CMBC Hong Kong Debt Commitment Letter”), CMBC Hong Kong will provide a term loan facility in an amount up to US$832,000,000 to New Wave. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the CMBC Hong Kong Debt Commitment Letter, a copy of which is filed as Exhibit D and which is incorporated herein by reference in its entirety. Concurrently with the execution of the Merger Agreement, Mr. Chao entered into an equity commitment letter, dated September 28, 2020 with New Wave (the “Equity Commitment Letter”), pursuant to which Mr. Chao committed to subscribe for newly issued ordinary shares of New Wave for an aggregate cash purchase price equal to US$126,942,675, which will be used to fund the Merger. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit E and which is incorporated herein by reference in its entirety.

CUSIP No.	G81477104	Page	5	of	8	Pages

Concurrently with the execution of the Merger Agreement on September 28, 2020, the Reporting Persons and Parent have executed into a rollover and support agreement (the “Support Agreement”), pursuant to which an aggregate of 820,689 Ordinary Shares owned by Mr. Chao, together with any other shares of the Company acquired by Mr. Chao after the date thereof and prior to the earlier of the effective time of the Merger and the termination of all of Mr. Chao’s obligations thereunder, will be cancelled at the closing of the Merger in exchange for newly issued Ordinary Shares of New Wave. The Reporting Persons, which own an aggregate of approximately 14.8% of the outstanding Ordinary Shares, representing approximately 61.2% in the Company’s shareholder votes, also agreed to, at the shareholders meeting of the Company for purposes of voting upon and approving the Merger Agreement and the transactions contemplated thereby, (i) cause its representative(s) to appear at such meeting or otherwise cause its Ordinary Shares to be counted as present thereat for purposes of determining whether a quorum is present, and (ii) vote or cause to be voted at such meeting all their Ordinary Shares in favor of the approval of the Merger Agreement and against any competing acquisition proposal. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit F and which is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

On September 28, 2020, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time will be cancelled and cease to exist in exchange for the right to receive US$43.30 in cash per Ordinary Share without interest, other than (i) shares held by the Reporting Persons and any of their respective affiliates, which will be rolled over in the transaction, (ii) shares held by the Company or any subsidiary of the Company or held in the Company’s treasury, which will be cancelled and cease to exist without payment of any consideration, and (iii) shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of those dissenting shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by the affirmative vote of shareholders representing at least two-thirds of the voting power of the outstanding shares of the Company present and voting in person or by proxy at a meeting of the Company’s shareholders. The Merger Agreement may be terminated by the Company or Parent under certain circumstances.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the outstanding Ordinary Shares not already owned by the Reporting Persons. If completed, the Merger will result in the Company becoming a privately held company and its Ordinary Shares will no longer be listed on the Nasdaq Global Select Market. The information disclosed in this paragraph and the preceding two paragraphs does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit B and which is incorporated herein by reference in its entirety.

CUSIP No.	G81477104	Page	6	of	8	Pages

Concurrently with the execution of the Merger Agreement, New Wave made a limited guarantee in favor of the Company (the “Limited Guarantee”), pursuant to which New Wave irrevocably guaranteed, subject to certain conditions, Parent’s payment obligations under the Merger Agreement to pay the termination fee if that fee becomes payable by Parent and certain reimbursement and indemnification obligations set forth therein. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Limited Guarantee, a copy of which is attached hereto as Exhibit G and which is incorporated herein by reference in its entirety.

Item 3 of this Amendment No. 4 is incorporated herein by reference.

Except as described above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Original Schedule 13D is hereby amended and restated as follows:

The responses of Mr. Chao and New Wave to Rows (7) through (13) of the cover pages of this Amendment No. 4 are hereby incorporated by reference in this Item 5.

As of the date of this filing, Mr. Chao beneficially owns 8,850,075 Ordinary Shares, representing approximately 14.8% of the Company’s total issued and outstanding Ordinary Shares. These Ordinary Shares beneficially owned by Mr. Chao comprise (i) 7,944,386 Ordinary Shares held by New Wave, (ii) 820,689 Ordinary Shares held by Mr. Chao, (iii) 67,500 Ordinary Shares issuable upon exercise of options exercisable within 60 days after the date of this filing, and (iv) 17,500 Ordinary Shares issuable upon vesting of restricted share units within 60 days after the date of this filing. The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 59,733,728 Ordinary Shares outstanding as of September 28, 2020 (excluding 24,197,557 Ordinary Shares that have been repurchased but not cancelled). In computing the percentage ownership of the Reporting Persons, we have included, if applicable, shares that the Reporting Persons have the right to acquire within 60 days, including through the exercise of options and vesting of restricted share units, after the date of this filing.

As of the date of this filing, Mr. Chao also beneficially owns 7,150 class A preference shares, par value $1.00 per share, of the Company (the “Class A Preference Shares”). These Class A Preference Shares are held by New Wave and represent all of the Company’s issued and outstanding Class A Preference Shares. Each Class A Preference Share is entitled to 10,000 votes.

Except as disclosed herein, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any share of the Company or has the right to acquire any share of the Company.

Except as disclosed herein, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any share of the Company that they may be deemed to beneficially own.

CUSIP No.	G81477104	Page	7	of	8	Pages

Except as disclosed herein, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the shares of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by the following:

The descriptions of the Merger Agreement, the CMBC Shanghai Debt Commitment Letter, the CMBC Hong Kong Debt Commitment Letter, the Support Agreement and the Limited Guarantee under Item 3 and Item 4 are incorporated herein by reference. Any summary of any of those agreements in this Amendment No. 4 does not purport to be complete and is qualified in its entirety by reference to the full text of that agreement.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

A	Joint Filing Agreement, dated as of November 16, 2015, between Mr. Charles Chao and New Wave MMXV Limited, incorporated by reference to Exhibit A to Schedule 13D filed on November 16, 2015

B

Agreement and Plan of Merger, dated as of September 28, 2020, by and between New Wave Holdings Limited, New Wave Mergersub Limited and Sina Corporation, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on September 28, 2020

C	Debt Commitment Letter, dated September 27, 2020, by China Minsheng Banking Corp., Ltd. Shanghai Branch to New Wave MMXV Limited

D	Debt Commitment Letter, dated September 28, 2020, by China Minsheng Banking Corp., Ltd. Hong Kong Branch to New Wave MMXV Limited

E	Equity Commitment Letter, dated September 28, 2020, by Mr. Chao to New Wave MMXV Limited

F	Rollover and Support Agreement, dated September 28, 2020, by and between New Wave MMXV Limited, New Wave Holdings Limited and Mr. Chao

G	Limited Guarantee, dated September 28, 2020, made by New Wave MMXV Limited in favor of Sina Corporation

CUSIP No.	G81477104	Page	8	of	8	Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2020

CHARLES CHAO

/s/ Charles Chao

NEW WAVE MMXV LIMITED

	By:	/s/ Charles Chao
Name: Charles Chao
Title: Director

[Signature Page to Schedule 13D/A]

SCHEDULE A

Directors and Executive Officers of New Wave MMXV Limited

Information regarding the sole director of New Wave MMXV Limited is set forth below.

Name	Present Principal Occupation	Business Address	Citizenship
Director:
Charles Chao	Chairman of the board of directors and chief executive officer of Sina Corporation	7/F SINA Plaza No. 8 Courtyard 10 West Xibeiwang East Road Haidian District, Beijing, 100193, People’s Republic of China	United States of America